Filed Pursuant to Rule 433

Registration No. 333-214726

The Republic of Korea

US$1,000,000,000 2.75% Notes due 2027

January 12, 2017

Final Term Sheet for US$1,000,000,000 2.75% Notes due 2027 (the “Notes”)

Issuer	The Republic of Korea
Issue Currency	U.S. Dollars
Issue Size	US$1,000,000,000
Issue Date	January 19, 2017
Maturity Date	January 19, 2027
Settlement Date	On or about January 19, 2017, which will be the fourth business day following the date of this final term sheet. Because the Notes will initially settle in T+4, if you wish to trade the Notes on any day prior to the third business day from the settlement date, you may be required to specify an alternate settlement cycle at the time of your trade to prevent a failed settlement.
Interest Rate	2.75% per annum (payable semi-annually)
Interest Payment Dates	January 19 and July 19 of each year, starting July 19, 2017. Interest on the Notes will accrue from January 19, 2017.
Public Offering Price	98.955%
Gross Proceeds	US$989,550,000
Underwriting Discounts	0.150%
Net Proceeds (before expenses)	US$988,050,000
Listing	Approval in-principle has been received for the listing and quotation on the Singapore Exchange Securities Trading Limited.
Joint Bookrunners	Citigroup Global Markets Inc., Goldman Sachs International, The Hongkong and Shanghai Banking Corporation Limited, J.P. Morgan Securities LLC, The Korea Development Bank, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Samsung Securities Co., Ltd.

Common Code	155138289
ISIN	US50064FAM68
CUSIP	50064F AM6

In connection with the offering, an affiliate of The Korea Development Bank, one of the Joint Bookrunners, has indicated an intention to purchase approximately 30% of the Notes.

This final term sheet should be read in conjunction with the prospectus dated December 21, 2016, as supplemented by the preliminary prospectus supplement dated January 12, 2017 (together, the “Preliminary Prospectus”), relating to the Notes. Capitalized terms used but not defined herein have the meanings given to them in the Preliminary Prospectus.

The Issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the U.S. Securities and Exchange Commission for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the Web site of the U.S. Securities and Exchange Commission at www.sec.gov. Alternatively, the Issuer, an underwriter or dealer participating in the offering will arrange to send you the prospectus if you request it by calling HSBC toll-free at 1-800-811-8049.

The most recent prospectus can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/873465/000119312517008216/d284443d424b5.htm